Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a set of FAQs provided to employees of First Midwest Bank in connection with the proposed merger between First Midwest Bancorp, Inc. and Standard Bancshares, Inc.

FIRST MIDWEST COLLEAGUE QUESTION AND ANSWER GUIDE
FOR STANDARD BANK AND TRUST COMPANY MERGER

General Questions

What is happening between First Midwest and Standard Bank and Trust Company?
Today, we entered into a definitive merger agreement with Standard Bancshares, Inc. which will meld the two organizations operating as First Midwest Bank and Standard Bank and Trust Company (“Standard”). The result will be one local, high quality, and client-focused financial institution in First Midwest.

Why is this merger important for First Midwest?
This merger is consistent with our strategy to grow and enhance shareholder returns. This combination further positions us as metro Chicago’s premier commercial bank, strengthens our leading south metro presence and continues our expansion into the northwest Indiana market.

Culturally, we share similar business philosophies of being relationship based and client centered. We are both trusted providers of financial services. Standard’s strong commercial franchise reinforces our commitment to relationship-based business banking and adds talented leadership and depth to our collective teams. We also both have created significant momentum over the years as a result of a shared commitment to relationship based banking and community development.

Who is Standard?
Standard Bancshares, Inc. is the holding company of Standard Bank and Trust Company and maintains its principal executive offices in Hickory Hills, Illinois. Standard is a relationship focused bank that serves local businesses and individuals through a full range of services, including business and retail banking, trust and wealth management. Standard provides these financial services through 35 banking locations throughout southwest Chicago and northwest Indiana. Standard’s website is www.standardbanks.com.

What are the benefits of this merger for First Midwest?

1.
The combination with Standard solidifies First Midwest as the leader for business banking in our markets, greatly enhances our metro Chicago franchise by leveraging into the market leading position in south metro, and furthers our expansion into northwest Indiana.

2.	Adds talent and leadership to our teams to support growth.

3.	Enhances our nationally recognized client service delivery through an expanded and more efficient network.

4.	Further strengthens our exceptionally strong deposit franchise.

5.	Financially attractive with 12% projected 2018 earnings per share accretion.

This announcement is the culmination of significant momentum created by the management teams of First Midwest Bank and Standard over the years.

What more can you tell me about today’s announcement of a merger with Standard?
Today, First Midwest announced we have signed a definitive merger agreement to acquire Standard. With total assets of approximately $2.5 billion, Standard operates 35 banking offices in southwest Chicago and northwest Indiana. The merger is subject to customary regulatory approvals and certain closing conditions, and is expected to close in late 2016 or early in 2017.

How will Standard locations transition to First Midwest?
A project team consisting of representatives from First Midwest and Standard will be working together towards an anticipated closing and conversion in late 2016 or early in 2017. Given our experience with acquisitions, we will follow the cadence our integration teams have established for previous transactions.

When will First Midwest clients be able to transact at the new locations, as a result of this merger?
Clients will be able to conduct business at First Midwest locations after the closing and conversion process is completed. We anticipate this would occur in late 2016 or early in 2017, subject to regulatory approval. More information on exact dates will be made available in future communications.

What should I do if a reporter calls looking for information or comments about this transaction?
Should a reporter call you for a story:

1.	Please take the name and contact information and let him/her know you will forward that information to the appropriate person. Please make no other comments or answer any questions.

2.	Please forward the caller or his/her information to Jim Roolf, Senior Vice President, Corporate Relations Officer, at jim.roolf@firstmidwest.com or 630-875-7533.

Colleague Questions

Given we currently have branches in adjacent locations to Standard, what does this mean for colleagues of First Midwest?
What we know at this time is that based on the geographic footprint of Standard and First Midwest, we have a number of adjacent locations. We are working through a process to determine the right strategic distribution solution. Our process includes assessing the best use of the physical space in the market and understanding how clients prefer to transact with us. In some cases, Standard’s branch could be more appealing than ours - geographically or aesthetically. We anticipate this process taking 3-4 weeks, and ask for your patience as we work through it. When we have definitive information to share, we will share it with our colleagues. This is not something we take lightly.

How will colleagues be kept updated on the progress of this acquisition?
We are committed to timely communications and will provide updates on progress throughout the transition. We will use a multi-channel communications approach including Colleague Central, Colleague Calls, and the Maximizing Our Momentum newsletter to help inform managers and colleagues.

Who can I go to if I have questions?
We understand that during times of change, there is a sense of uncertainty and we are here to support you. If you have any questions or concerns, please reach out to your manager, or our Human Resources Consultants.
What do we expect of you?
During this transition, we must continue to operate and provide our clients with the best possible service. We appreciate your continued commitment and dedication to our clients.

Additional Information for Shareholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Diane Scorzo, Assistant Vice President, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2062 ext. 2453.
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.
Forward-Looking Statements
Certain statements made herein may constitute “forward-looking statements.” Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the SEC. Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.